FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Nierenberg David	2. Issuer Name and Ticker or Trading Symbol Natus Medical Incorporated (BABY)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director ; [X] 10% Owner [_] Officer (give title below) [_] Other (specify below)
(Last) (First) (Middle) c/o The D3 Family Fund, L.P. 19605 NE 8th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Camas WA 98607		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Nonqualified Stock Option (right to buy)	$4.149	06/14/02	06/14/02	A	10,000		07/14/02	06/14/12	Common Stock	10,000	$4.149	10,000	D

Explanation of Responses:
(1)  Represents an option in which 1/36th of the shares underlying the option become vested and exercisable each month after the vesting commencement date defined in the Option
     Agreement.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ DAVID NIERENBERG **Signature of Reporting Person	02/11/03 Date
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